EXHIBIT (a)(1)(x)

                              ERI Acquisition Corp.
                                 363 High Street
                              Eugene, Oregon 97401
                            Telephone: (542) 465-3966

                                December 20, 2004

To the Shareholders of Elmer's Restaurants, Inc.:

         Enclosed  are  materials  in  connection  with a  tender  offer  by ERI
Acquisition Corp., a corporation led by Bruce N. Davis, Chairman of the Board and President of Elmer's, and whose shareholders include the other members of Elmer's board of directors, and certain other individuals (collectively, the "Continuing Shareholders"). Pursuant to this tender offer, ERI Acquisition Corp. is offering to purchase your shares of Elmer's stock for a price of $7.50 per share in cash. In order to sell your shares to ERI Acquisition Corp., you must "tender" your shares in accordance with the procedures set forth in the enclosed materials.

         The Continuing Shareholders decided to pursue the offer because, as owners of 59% of Elmer's common stock, they believe that the anticipated costs of remaining a public company exceed any resulting benefits. The Continuing Shareholders' pro rata share of the expected public company costs for FY 2005 is approximately $276,000, reflecting an estimated total cost of approximately $468,000. These are ongoing expenses as long as Elmer's remains public. In the view of the Continuing Shareholders, this is the equivalent of paying $0.25 per share per year as a pretax fee to remain public (which amount is determined by dividing $468,200 in estimated annual public company costs by 1,842,945, the number of shares of the Company's outstanding common stock). The $468,200 of expected public company costs represents approximately 25% of the Company's reported fiscal year 2004 pre-tax income.

         This is a "going private" transaction. The purpose of the tender offer is for ERI Acquisition Corp. to purchase as many outstanding shares as possible as a first step in acquiring the entire equity interest in Elmer's. If certain conditions are satisfied, immediately following ERI Acquisition Corp.'s purchase of shares in the tender offer, ERI Acquisition Corp. will merge with Elmer's. In the merger, each outstanding share of Elmer's common stock that was not tendered (other than shares held by the Continuing Shareholders and by shareholders who exercise and perfect their dissenters' rights under Oregon law as described in the offer materials) will be converted into the right to receive $7.50 per share.

         The enclosed tender offer materials include the Offer to Purchase and a Letter of Transmittal for use in tendering your shares. Those documents set forth more fully the terms and conditions of the tender offer and the merger.

         We urge you to read the enclosed tender offer materials (along with the solicitation/ recommendation statement on Schedule 14D-9, which Elmer's is required to file with the U.S. Securities and Exchange Commission and send to you within 10 days of the date of the tender offer) in their entirety and consider them carefully before deciding whether to tender your shares






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because they contain important  information.  You must make your own decision as to the acceptability of the offer and you should consult your own financial and legal advisors and make such other investigations concerning the offer and the merger as you deem necessary.

         Questions and requests for assistance may be directed to OTR, Inc., as Information Agent for this offer, at OTR, Inc., Attn: Robert Roach, 1000 SW Broadway, Suite 920, Portland, Oregon 97205 or call (503) (503) 225-0375.

                                    Sincerely,


                                    /s/ BRUCE N. DAVIS

                                    Bruce N. Davis
                                    President